As filed January 17, 2001                                     File No. 333-49388

--------------------------------------------------------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM SB-1/A
                                 Amendment No. 1

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                  I-TRACK, INC.
              (Exact name of small business issuer in its charter)




       NEVADA                             7373                   91-1966948
(State or other jurisdiction        (Primary Standard         (I.R.S. Employer
of incorporation or             Industrial Classification       Idenfication
organization)                           Code Number)                Number)



          3031 COMMERCE DRIVE, BUILDING B, FORT GRATIOT, MICHIGAN 48058

                                 (810) 469-3500
          (Address and telephone number of principal executive offices)


          3031 COMMERCE DRIVE, BUILDING B, FORT GRATIOT, MICHIGAN 48058
(Address of principal place of business or intended principal place of business)


                           BARBARA CASTANON, PRESIDENT
                                  I-TRACK, INC.

          3031 COMMERCE DRIVE, BUILDING B, FORT GRATIOT, MICHIGAN 48058

                                 (810) 469-3500
            (Name, address and telephone number of agent for service)

                        Copies of all communications to:

                              Adam P. Stapen, Esq.
                   Dill Dill Carr Stonbraker & Hutchings, P.C.
                          455 Sherman Street, Suite 300
                             Denver, Colorado 80203
                       (303) 777-3737; (303) 777-3823 fax

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check
the following box.                                                    [X] _____

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective
registration statement for the same offering.                         [ ] _____

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.                                                [ ] _____

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.                                                 [ ]_____

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------------------------
                                                                                     PROPOSED
TITLE OF EACH CLASS                                        PROPOSED                  MAXIMUM
OF SECURITIES TO BE                 AMOUNT TO BE       MAXIMUM OFFERING         AGGREGATE OFFERING             AMOUNT OF
REGISTERED                           REGISTERED         PRICE PER UNIT                PRICE                REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------------------
Common Stock                      2,500,000 Shares           $0.10                   $250,000                   $66.00
----------------------------------------------------------------------------------------------------------------------------------
Common Stock
Purchawe Warrants                2,500,000 Warrants            --                        --                        --
----------------------------------------------------------------------------------------------------------------------------------
Common Stock
Issuable Upon
Exercise of Warrants              2,500,000 Shares           $0.50                   $1,250,000                 $330.00
----------------------------------------------------------------------------------------------------------------------------------
Total                                                                                $1,500,000                 $396.00
----------------------------------------------------------------------------------------------------------------------------------



The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

Disclosure Alternative used (check one)   Alternative 1 ____;  Alternative 2   X
                                                                             ---

                  SUBJECT TO COMPLETION, DATED JANUARY 17, 2001


                                  I-TRACK, INC.

                                 2,500,000 UNITS


         Prior to this offering of units, there has been no public market for our common stock. We are conducting an initial public offering of 2,500,000 units, with each unit consisting of one share of common stock and one warrant to purchase one share of common stock. The shares of common stock and the warrants may not be separately traded until six months after the date of purchase. Each warrant entitles the holder to purchase one share of common stock at the exercise price of $0.50 per share, beginning anytime after the date of purchase until twelve months after the completion of this offering. We are not required to sell any specific number or dollar amount of units, but will use our best efforts to sell the maximum number of units offered. This offering of units will terminate on the earlier of the date all of the units offered are subscribed for or ___________________ [90 days from the date of this prospectus]. Please note that we may extend this date for up to an additional 90 days.


         We are conducting a direct participation offering with no minimum offering and no escrow. Therefore any funds received from a purchaser will be available to us as received and need not be refunded to the purchaser.


         There is no market for our common stock. After completing our registration statement, we will use our best efforts to have our common stock traded on the local over-the-counter markets.


         THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS. SEE "RISK FACTORS" ON PAGE 5.


         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

         The information in this prospectus is not complete and may be changed. We cannot sell our units until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell our units and it is not an offer to buy our units in any state where the offer or sale is not permitted.

-------------------------------------------------------------------------------------------------------------------------------
                                                                  SELLING AGENT                     GROSS
UNITS OFFERED BY I-TRACK               PRICE TO PUBLIC             COMMISSIONS                PROCEEDS TO I-TRACK
-------------------------------------------------------------------------------------------------------------------------------
Per Share                                   $0.10                     $0.01                          $0.09
-------------------------------------------------------------------------------------------------------------------------------
Total Offering                             $250,000                  $25,000                        $225,000
-------------------------------------------------------------------------------------------------------------------------------


         Underwriting commissions and discounts: We are acting as the general selling agent. If broker-dealers are used to sell the shares, we will pay them up to a 10% commission.


         Proceeds to i-Track: These amounts do not reflect the deduction of expenses of this offering, estimated at $30,000.

                                  I-TRACK, INC.

          3031 COMMERCE DRIVE, BUILDING B, FORT GRATIOT, MICHIGAN 48058

                                 (810) 469-3500



               The date of this prospectus is January 17, 2001

                                TABLE OF CONTENTS




                                                                            Page

PROSPECTUS SUMMARY.............................................................3
RISK FACTORS...................................................................5
FORWARD-LOOKING STATEMENTS....................................................10
DILUTION......................................................................11
MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS......................12
DIVIDEND POLICY...............................................................12
USE OF PROCEEDS...............................................................12
SELECTED FINANCIAL DATA.......................................................13
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND/OR PLAN OF OPERATIONS.................................14
BUSINESS......................................................................15
MANAGEMENT....................................................................19
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT................21
INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS.....................22
DESCRIPTION OF SECURITIES.....................................................23
PLAN OF DISTRIBUTION..........................................................24
SEC POSITION ON INDEMNIFICATION...............................................25
LEGAL MATTERS.................................................................25
EXPERTS.......................................................................26
AVAILABLE INFORMATION.........................................................26
REPORTS TO STOCKHOLDERS.......................................................26
Consolidated Financial Statements............................................F-1


         You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

                               PROSPECTUS SUMMARY




         Unless the context otherwise requires, the terms "we," "our," and "us," refers to i-Track, Inc.


I-TRACK, INC.

         We are a development stage company that was incorporated by AVL Information Systems Ltd. and its principal officers and directors. AVL Information Systems Ltd. is a Canadian public company that owns and licenses certain technology and automatic vehicle location systems. AVL Information Systems Ltd. has incurred significant operating losses over the past six fiscal years and has a working capital deficiency which casts doubt upon its ability to continue as a going concern. AVL Information Systems Ltd. and its principal officers and directors have incorporated us in an effort to start anew and to take advantage of what they perceive to be the benefits of a United States publicly traded company. They believe that a U.S. publicly traded company will provide a level of credibility in the automatic vehicle location system industry, access to additional funding in the U.S. markets, and the ability for us to enter into strategic alliances for the development, manufacturing and sale of automatic vehicle location systems.


         On January 7, 2001, we entered into a non-exclusive worldwide International Distribution Agreement with AVL Information Systems Ltd. Under the agreement, we are licensed to market and distribute an automatic vehicle location system called the Spryte System(TM). The Spryte System(TM) integrates Global Positioning System technology, cellular-wireless communications and the Internet to enable companies to efficiently manage their mobile resources with location-relevant and time-sensitive information. The Spryte System(TM) is designed to enable customers to use the Internet to track the movement of their vehicles, employees, and goods and services. While there are several ways to transmit information from a vehicle to a central location, we believe that the Spryte System(TM) provides significant value to customers by reducing their costs of doing business and increasing the productivity of their mobile resources. At this time, we have not generated any revenues.


THE OFFERING

      Securities offered............2,500,000 units, with each unit consisting of one (1) share of our common stock and one
                                    (1) warrant to purchase one share of our common stock at a price of $0.50 per share.

      Description of the Warrants...The warrants are not transferable separately from the units until six months after the date of purchase. Each warrant entitles the holder to purchase one share of common stock at a price of $0.50 per share at any time after the date of purchase until twelve months after the date of purchase.


      Common stock outstanding
          before the offering.......18,700,000 shares of common stock (as of
                                    January 17, 2001)
          after the offering........21,200,000 shares of common stock.


      Warrants outstanding
          before the offering.......none
          after the offering........2,500,000

      Use of Proceeds...............Estimated at $195,000 net of offering expenses. To be used for general corporate purposes, including working capital and capital expenditures.

DISTRIBUTION

         We are acting as the general selling agent in this offering of units. We intend to enter into agreements with securities broker-dealers who are members of the NASD so the broker-dealers who are involved in the sale of the units will be paid a commission of up to ten percent (10%) by us. No broker-dealer has agreed to participate in this offering as of the date of this prospectus. The NASD must first approve the arrangements with any broker-dealers that will participate in the distribution of this offering.


RISK FACTORS

         Investing in our units involves a high degree of risk. You should consider carefully the information under the caption "Risk Factors" in deciding whether to purchase our units offered under this prospectus.

SUMMARY FINANCIAL INFORMATION

         The following summary financial data is derived from our unaudited and audited financial statements for the nine month period ended September 30, 2000, and period March 8, 1999 (inception) to December 31, 1999, included elsewhere in this prospectus. We have prepared our financial statements in accordance with generally accepted accounting principles in the United States. Our results of operations for any interim period do not necessarily indicate our results of operations for the full year. You should read this summary financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and/or Plan of Operations," "Business," and our financial statements.


     BALANCE SHEET DATA:              SEPTEMBER 30, 2000     DECEMBER 31, 1999
                                          (UNAUDITED)

     Current Assets                         $16,694                  $471
     Total Assets                           $16,694                  $471
     Current Liabilities                    $18,496                $3,500
     Stockholders' Deficiency               $(1,802)              $(3,029)
     Working Capital Deficiency             $(1,802)              $(3,029)


     STATEMENT OF LOSS DATA:                                MARCH 8, 1999            MARCH 8, 1999
                                       9 MONTHS ENDED           THROUGH                 THROUGH
                                     SEPTEMBER 30, 2000   DECEMBER 31, 1999       SEPTEMBER 30, 2000
                                         (UNAUDITED)                                  (UNAUDITED)

     Revenues                                   $0                   $0                      $0
     Net Loss                             $(14,973)             $(3,029)               $(18,002)
     Net Loss per Share                     $(0.00)             $(0.00)                  $(0.00)


                                  RISK FACTORS

         Investing in our units involves a high degree of risk. You should be able to bear a complete loss of your investment. You should carefully consider the following risk factors and other information in this prospectus before deciding to invest in our units. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also harm our business.

WE HAVE NO OPERATING HISTORY, WHICH MAKES IT DIFFICULT TO EVALUATE YOUR INVESTMENT IN OUR UNITS.

         Your evaluation of our business will be difficult because we have no operating history. We were incorporated in March 1999 and have not licensed, developed or sold any products. We face a number of risks encountered by early-stage companies in the automatic vehicle location industry, including:


         o        the uncertainty of market acceptance;

         o our need to license and/or develop reliable and robust products and services that meet the demanding needs of potential customers;

         o our need to establish our marketing, sales and support organizations, as well as our distribution channels;

         o        our ability to anticipate and respond to market competition;

         o        our need to manage expanding operations;

         o        our dependence on wireless and digital carriers; and

         o our dependence on technology which could become incompatible or out of date.


         Our business strategy may not be successful, and we may not successfully address these risks.

WE HAVE INCURRED LOSSES AND EXPECT LOSSES TO CONTINUE FOR AT LEAST THE NEXT
YEAR.

         To date, we have not generated any revenues to fund our business and pay our ongoing expenses. We expect to continue to incur additional losses for at least the next year. We generated a net loss of $14,973 for the nine months ended September 30, 2000, and had an accumulated net loss of $18,002 for the period March 8, 1999 (inception) to September 30, 2000. In order to become profitable and sustain profitability, we will need to generate significant revenues to offset our cost of revenues, and sales and marketing, research and development, and general and administrative expenses. We may never be able to achieve or sustain our revenue or profit goals.

WE DO NOT GENERATE ANY REVENUES AND WE RELY ENTIRELY UPON OUTSIDE FINANCING.

         Because of our inability to generate revenues, we rely entirely upon external sources of financing. Since our inception in March 1999, we have financed our operations through the sale of our common stock and by borrowing from affiliates of our company. We will need additional financing in an amount that we are unable to determine at this time to continue with our operations and the development of our business plan. If our plans or assumptions change or are inaccurate, we may be required to seek financing sooner than anticipated. Sources of external financing may include:


         o        short-term loans from affiliates;

         o        bank borrowings;

         o        joint ventures; and

         o        future debt and equity offerings.


         We cannot assure you that financing will be available on acceptable terms, or at all. Any additional financing may result in dilution to our shareholders, including those people who purchase our units in this offering. Our failure to obtain external financing will have a material adverse effect on our results of operations and financial condition. If we cannot obtain external financing when needed, we may be forced to cease operations and abandon our business, and you may lose your entire investment.

OUR FUTURE EXISTENCE REMAINS UNCERTAIN.


         We have suffered losses from operations, require additional financing, and just recently entered into a distribution agreement with AVL Information Systems Ltd. Ultimately we need to generate revenues and attain profitable operations. These factors raise substantial doubt about our ability to continue as a going concern. There is no assurance that we will be able to achieve or sustain profitable operations.



WE RELY ENTIRELY UPON OUR RELATIONSHIP WITH AVL INFORMATION SYSTEMS LTD., OUR CONTROLLING SHAREHOLDER, WHICH MAKES US VULNERABLE TO CHANGES IN ITS OPERATIONS.



         At this time, we rely entirely upon our relationship with AVL Information Systems Ltd. Our dependence upon AVL Information Systems Ltd. has made us vulnerable to changes in the operations of AVL Information Systems Ltd. AVL Information Systems Ltd. has incurred significant operating losses over the past six fiscal years and has a working capital deficiency which casts doubt upon its ability to continue as a going concern. The financial position of AVL Information Systems Ltd. and its prior operating history may have a negative effect on our intended operations. If we are unable to develop other key relationships, we may suffer material and adverse consequences. We can give you no assurance that we will be able to maintain our relationship with AVL Information Systems Ltd., or that we will be able to develop and maintain other strategic alliances.



         AVL Information Systems Ltd. is a Canadian public company that owns and licenses certain technology and automatic vehicle location systems. On January 7, 2001, we entered into a non-exclusive worldwide International Distribution Agreement with AVL Information Systems Ltd. Under the agreement, we are licensed to market and distribute AVL Information Systems Ltd.'s automatic vehicle location system called the Spryte System(TM).



         AVL Information Systems Ltd. is an affiliate of our company and became our controlling shareholder by accepting shares of common stock in exchange for funds advanced. Some of our officers and directors are also officers and directors of AVL Information Systems Ltd. AVL Information Systems Ltd. and a common director have provided substantially all funding for our company, and they are assisting us in discussions with third parties concerning possible strategic alliances.



WE HAVE ENTERED INTO SEVERAL NON-ARM'S LENGTH TRANSACTIONS WITH OUR SHAREHOLDERS, OFFICERS AND DIRECTORS, WHICH MAY BE CONSIDERED A CONFLICT OF INTEREST.



         We have issued shares of common stock in exchange for the services of our promoters, officers and directors. Our determination of the number of shares issued to them and the price per share was arbitrary and does not necessarily bear any relationship to the assets, book value or net worth of our company. We have also accepted several loans from Peter Fisher and AVL Information Systems Ltd. in exchange for common stock or promises to repay, and we entered into distribution agreement with AVL Information Systems Ltd. These transactions could be considered conflicts of interests, and additional conflicts of interest may arise in the future. A conflict of interest poses the risk that we may enter into a transaction on terms that would place us in a worse position than if no conflict existed. Our officers and directors are required by law to act honestly and in good faith with a view to our best interest and to disclose any interest which they may have in any project or opportunity of which we are involved. Although we believe that the transactions were fair to our company, we have no specific internal policy governing conflicts of interest.

OUR SUCCESS DEPENDS UPON OUR ABILITY TO DEVELOP AND MAINTAIN OTHER STRATEGIC RELATIONSHIPS.


         We are in the development stage of our business and we believe that our success will depend on our ability to develop and maintain strategic relationships with key access control and security system vendors, automation distribution partners, and customers. We believe these relationships are important in order to license and develop automatic vehicle location systems, and create our sales, marketing and distribution capabilities. We have no such relationships at this time, nor do we have any agreements with third parties. Our only agreement at this time is with AVL Information Systems Ltd. If we are unable to develop these key relationships and enter into other commercial agreements, we will suffer material and adverse consequences. Our dependence on strategic relationships will make us vulnerable to changes in the operations of those partners.






IF THE SPRYTE SYSTEM(TM) does not DELIVER THE FEATURES AND FUNCTIONALITY POTENTIAL CUSTOMERS DEMAND, WE WILL BE UNABLE TO ATTRACT OR RETAIN CUSTOMERS.



         Our success depends upon our ability to determine the features and functionality our anticipated customers demand and to license and implement systems that meet their needs in an efficient manner. We cannot assure you that we can successfully determine customer requirements or that our future services will adequately satisfy customer demands. In addition, we may experience difficulties that could delay or prevent the successful license, development, introduction or marketing of new systems and system enhancements. If AVL Information Systems Ltd.cannot effectively license, develop, deploy, maintain and enhance the Spryte System(TM), our expenses may increase and we may not be able to recover our costs.



WE DO NOT KNOW IF THE SPRYTE SYSTEM(TM) WILL BE ACCEPTED BY OUR TARGET MARKET.



         The commercial success of the automatic vehicle location systems, and specifically the Spryte System(TM),wll depend upon their acceptance by the market as a valuable and useful product. We believe that market acceptance will depend upon several factors, including the establishment of performance indicators and endorsement by industry leaders. The automatic vehicle location industry and its associated products are in its infancy, and we are not certain that our target customers will widely adopt our intended systems. Even if they do so, they may not choose the Spryte System(TM), because, among other things, it may be more expensive, complicated and require a significant amount of technical support. If our target customers do not widely adopt and purchase the Spryte System(TM), our business, financial condition and operations will be adversely affected.



WE HAVE NO EXPERIENCE MARKETING THE SPRYTE SYSTEM(TM), OR ANY OTHER AUTOMATIC VEHICLE LOCATION SYSTEM.



         We have no experience in marketing the automatic vehicle location system designed and developed by AVL Information Systems Ltd. We intend to market the system through strategic partners, Internet advertising campaigns, and traditional media advertising campaigns. Given our lack of marketing experience, our marketing plans may not be effective in selling the system. If our marketing plans fail and we are unable to develop new plans, we would not be able to sell the Spryte System(TM) and we may be forced to cease operations.



WE WILL FACE SUBSTANTIAL COMPETITION FROM EXISTING AND POTENTIAL COMPETITORS IN THE OVERALL LICENSE, DESIGN, MANUFACTURE AND DISTRIBUTION MARKETS.


         We will face substantial competition in the overall license, design, manufacture and distribution markets as well as the technology market. We believe that customers in our target market choose the services primarily on the basis of functionality, price, ease of use, quality and geographic coverage. Due to our small size, it can be assumed that most if not all of our competitors have significantly greater financial, technical, marketing and other competitive resources. Our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements than we can. In addition, our current and potential competitors may bundle their products in a manner that may discourage users from purchasing our systems. Also, our competitors and potential competitors have greater name recognition and more extensive customer bases that could be leveraged, for example, to position themselves as being more experienced, having better products, and being more knowledgeable than us. To compete, we may be forced to offer lower prices and narrow our marketing focus, resulting in reduced revenues, if any.

         We will also compete with alternative means of communication between vehicles and their managers, including wireless telephone, two-way radios and pagers. In addition, we expect that new competitors will enter the market for location-relevant wireless information as businesses and consumers increasingly demand information when they are mobile. Furthermore, the widespread adoption of industry standards may make it easier for new market entrants or existing competitors to offer the services we may offer or may offer in the future.

WE MAY ENCOUNTER DIFFICULTIES BY RELYING ON OUR FOREIGN SUPPLIERS AND FOREIGN MANUFACTURERS.


         Under our distribution agreement, we are licensed to market and distribute certain technology, parts, components and products from AVL Information Systems Ltd., in Ontario, Canada. The relative value of the United States dollar against foreign currencies, the imposition of tariffs, import and export controls, and changes in governmental policies could significantly affect financial condition.


OUR OFFICERS AND DIRECTORS ARE ONLY DEVOTING A LIMITED TIME TO OUR BUSINESS, AND THE LOSS OF OUR OFFICERS AND DIRECTORS OR OUR FAILURE TO ATTRACT AND RETAIN ADDITIONAL PERSONNEL COULD ADVERSELY AFFECT OUR BUSINESS.


         Our success depends largely upon the efforts, abilities, and decision-making of our executive officers and directors. At this time, our executive officers and directors are only devoting a limited amount of time to our business. We have no employees. We do not maintain "key-man" life insurance on any of our executives or directors, and there is no contract in place assuring their services for any length of time. There can be no assurance that the services of our executive officers and directors will remain available to us for any period of time, or that we will be able to enter into employment contracts with any additional personnel. The loss of any of our executive officers and directors could, to varying degrees, have an adverse effect on our operations and systems development. In the event that we should lose key members of our executive officers or directors, or if we unable to find suitable replacements, we may not be able to maintain our business and might have to cease operations, in which case you might lose all of your investment.






SINCE OUR WARRANTS MAY BE EXERCISED ONLY IF THERE IS A CURRENT PROSPECTUS, THEY COULD BE NO VALUE.



         The warrants may be exercised only if a current prospectus relating to the underlying shares of common stock is then in effect and only if the shares are qualified for sale or exempt from registration under the securities laws of the state or states in which the purchaser resides. So long as the warrants are outstanding, we have undertaken to file all post-effective amendments to the registration statement required to be filed under the Securities Act of 1933, as amended, and to take appropriate action under the federal law and the securities laws of those states where the warrants were initially offered to permit the issuance and resale of common stock issuable upon exercise of the warrants. However, there can be no assurance that we will be in a position to effect such action, and the failure to do so may prevent the exercise of the warrants and the resale or other disposition of the common stock issued upon the exercise.



UPON COMPLETION OF THIS OFFERING, YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION IN YOUR INVESTMENT.


         The initial public offering price of the shares does not necessarily bear any relationship to assets, book value or net worth of our company. If you purchase in this offering, you will suffer immediate and substantial dilution in your investment, of at least $0.091 per share or approximately 91% of the offering price of the units.

A LIMITED NUMBER OF STOCKHOLDERS WILL COLLECTIVELY CONTINUE TO OWN A MAJORITY OF OUR COMMON STOCK AFTER THIS OFFERING AND MAY ACT, OR PREVENT CERTAIN TYPES OF CORPORATE ACTIONS, TO THE DETRIMENT OF OTHER STOCKHOLDERS.

         Even if all of the units offered are sold, our directors, officers and greater than 5% stockholders will own more than 88% of our outstanding common stock. Accordingly, these stockholders may, if they act together, exercise significant influence over all matters requiring stockholder approval, including the election of a majority of the directors and the determination of significant corporate actions after this offering. This concentration could also have the effect of delaying or preventing a change in control that could otherwise be beneficial to or stockholders.

WE WILL HAVE BROAD DISCRETION IN HOW WE USE THE PROCEEDS FROM THIS OFFERING, AND OUR USE OF THESE PROCEEDS MAY NOT YIELD A FAVORABLE RETURN.


         We intend to use the proceeds from this offering for general corporate purposes, including implementing our non-exclusive distribution agreement with AVL Information Systems Ltd.. Accordingly, we will have broad discretion in using these proceeds. You will not have the opportunity to evaluate the economic, financial or other information that we may use to determine how we use these proceeds.


"PENNY STOCK" RULES COULD AFFECT THE SECONDARY MARKET FOR OUR COMMON STOCK AND MAY AFFECT YOUR ABILITY TO SELL SHARES OF OUR COMMON STOCK.

         Assuming that a public market for our common stock develops, which there can be no assurance, our common stock will be subject to rules promulgated by the SEC relating to "penny stocks," which apply to non-NASDAQ companies whose stock trades at less than $5.00 per share or whose tangible net worth is less than $2,000,000. These rules require brokers who sell "penny stocks" to persons other than established customers and "accredited investors" to complete certain documentation, make suitability inquiries of investors, and provide investors with certain information concerning the risks of trading in the security. These rules may discourage or restrict the ability of brokers to sell our common stock and may affect the secondary market for the common stock.

RISKS ASSOCIATED WITH THE AUTOMATIC VEHICLE LOCATION INDUSTRY AND GLOBAL POSITIONING SYSTEM TECHNOLOGY


THE SPRYTE SYSTEM(TM) DEPENDS ON WIRELESS NETWORKS OWNED AND CONTROLLED BY OTHERS. IF POTENTIAL CUSTOMERS DO NOT HAVE CONTINUED ACCESS TO SUFFICIENT CAPACITY ON RELIABLE NETWORKS, WE MAY BE UNABLE TO SELL THE SPRYTE SYSTEM(TM).



         Our ability to generate revenues will depend on the ability of wireless carriers to provide sufficient network capacity, reliability and security to our anticipated customers. Even where wireless carriers provide coverage to entire metropolitan areas, there are occasional lapses in coverage due to tall buildings blocking the transmission of data. This effect could make our intended systems less reliable and useful, and we may not be able to penetrate our target market. Our financial condition could be seriously harmed if the wireless carriers were to increase the prices of their services, or to suffer operational or technical failures. If wireless carriers do not expand coverage, we may be unable to offer the Spryte System(TM) to potential customers in those areas.



THE SPRYTE SYSTEM(TM) DEPENDS ON GLOBAL POSITIONING SYSTEM TECHNOLOGY OWNED AND CONTROLLED BY OTHERS. IF WE ARE UNABLE TO ACCESS GLOBAL POSITIONING TECHNOLOGY AND SATELLITES, WE WILL BE UNABLE TO DELIVER THE SPRYTE SYSTEM(TM) AND WE WILL NOT BE ABLE TO GENERATE REVENUES.



         The Spryte System(TM) relies on signals from Global Positioning System satellites built and maintained by the U.S. Department of Defense. Global Positioning System satellites and their ground support systems are subject to electronic and mechanical failures and sabotage. If one or more satellites malfunction, there could be a substantial delay before they are repaired or replaced, if at all, and the Spryte System(TM) may cease and customer satisfaction, if any, would suffer. In addition, the U.S. government could decide not to continue to operate and maintain Global Positioning System satellites over a long period of time or to charge for the use of the Global Positioning System. Furthermore, because of ever-increasing commercial applications of the Global Positioning System, other U.S. government agencies may become involved in the administration or the regulation of the use of Global Positioning System signals in the future. If the foregoing factors affect the Global Positioning System, such as by affecting the availability and pricing of Global Positioning System technology, our business will suffer.


GLOBAL POSITIONING SYSTEM TECHNOLOGY DEPENDS ON THE USE OF RADIO FREQUENCY SPECTRUM CONTROLLED BY OTHERS.


         Global Positioning System technology is dependent on the use of radio frequency spectrum. An international organization known as the International Telecommunications Union controls the assignment of spectrum. If the International Telecommunications Union reallocates radio frequency spectrum, the Spryte System(TM) may become less useful or less reliable. This would, in turn, harm our business. In addition, emissions from mobile satellites and other equipment using other frequency bands may adversely affect the utility and reliability of the Spryte System(TM).

THE REPORTING OF INACCURATE LOCATION-RELEVANT INFORMATION COULD CAUSE THE LOSS OF CUSTOMERS AND EXPOSE US TO LEGAL LIABILITY.


         The accurate reporting of location-relevant information is critical to our potential customers' businesses. If our product fails to accurately report location-relevant information, we could lose customers, our reputation and ability to attract new customers could be harmed, and we could be exposed to legal liability. We do not have insurance adequate to cover losses we may incur as a result of these inaccuracies.



DEFECTS OR ERRORS IN THE SPRYTE SYSTEM(TM) COULD RESULT IN CANCELLATION OR DELAYS, WHICH WOULD DAMAGE OUR REPUTATION AND HARM OUR FINANCIAL CONDITION.



         Automatic vehicle location systems must quickly keep pace with the rapidly changing Global Positioning System, wireless communications and Internet markets. Products and services that address these markets are likely to contain undetected errors or defects, especially when first introduced or when new versions are introduced. The Spryte System(TM) may not be free from errors or defects, which could result in the cancellation or disruption of its services. This would damage our reputation, and result in lost revenues, diverted development resources, and increased costs.


GOVERNMENTAL REGULATIONS AND STANDARDS MAY HARM OUR BUSINESS AND COULD INCREASE OUR COSTS OR REDUCE OUR OPPORTUNITY TO EARN REVENUES.

         In addition to regulations applicable to businesses in general, we may also be subject to direct regulation by governmental agencies, including the Federal Communications Commission and Department of Defense. These regulations may impose licensing requirements or safety standards with respect to human exposure to electromagnetic radiation and signal leakage. A number of legislative and regulatory proposals under consideration by federal, state, provincial, local and foreign governmental organizations may lead to laws or regulations concerning various aspects of the Internet, wireless communications and Global Positioning Technology, including on-line content, user privacy, taxation, access charges and liability to third-party activities. Additionally, it is uncertain how existing laws governing issues such as taxation on the use of wireless networks, intellectual property, libel, user privacy and property ownership, will be applied to our services and products. The adoption of new laws or the application of existing laws may expose us to significant liabilities and additional operational requirements, which could decrease the demand for our intended products and increase our cost of doing business. Wireless carriers who may supply us with airtime are subject to regulation by the Federal Communications Commission and regulations that affect them could also increase our costs.




                           FORWARD-LOOKING STATEMENTS

         Some information contained in this prospectus may contain forward-looking statements. These statements include comments relating to the development of our automatic vehicle location systems, the timing of product development and related costs and expenses, revenues, financing needs, the availability of financing on acceptable terms, and the market for the automatic vehicle location products and services. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe", "intend" and similar expressions are subject to business and economic risks and uncertainties, and our actual results of operations may differ materially from those contained in the forward-looking statements.

                                    DILUTION

         "Dilution" represents the difference between the public offering price per share of common stock and the adjusted pro forma net tangible book value per share of common stock immediately after the completion of this offering. Dilution arises mainly from our arbitrary decision about the offering price per share of common stock. In this offering, the level of dilution will increase as a result of our low net tangible book value before this offering.

         The following table illustrates the anticipated dilution of a new investor's equity in a share of common stock at different amounts of success with this offering, based on our net tangible book value at September 30, 2000:


------------------------------------------------------------------------------------------------------------------------------
                                                                              10% SOLD          50% SOLD         100% SOLD
------------------------------------------------------------------------------------------------------------------------------
Offering price per share of common stock                                       $0.10              $0.10            $0.10
------------------------------------------------------------------------------------------------------------------------------
Net tangible book value per common share before offering                      $(0.00)            $(0.00)          $(0.00)
------------------------------------------------------------------------------------------------------------------------------
Increase per share attributable to new investors                               $0.000            $0.004            $0.009
------------------------------------------------------------------------------------------------------------------------------
Pro forma net tangible book value per common share after offering              $0.000            $0.004            $0.009
------------------------------------------------------------------------------------------------------------------------------
Dilution per common share to new investors                                     $0.010            $0.096            $0.091
------------------------------------------------------------------------------------------------------------------------------
Percentage dilution                                                             100%                96%              91%
------------------------------------------------------------------------------------------------------------------------------



         The following table sets forth, as of September 30, 2000, after giving effect to the sale of 10%, 50%, and 100% of the offering, a comparison of the respective investment and equity of the current shareholders and investors purchasing shares in this offering.




                                                               10% OF OFFERING SOLD
------------------------------------------------------------------------------------------------------------------------------------
                                                   SHARES PURCHASED                 TOTAL CONSIDERATION              AVERAGE
                                                NUMBER         PERCENT            AMOUNT            PERCENT         PRICE PER
                                                                                                                      SHARE
------------------------------------------------------------------------------------------------------------------------------------
Existing shareholders                        18,700,000          98.7%            $18,700             42.8%           $0.001
------------------------------------------------------------------------------------------------------------------------------------
New investors                                   250,000           1.3%            $25,000             57.2%           $0.10
------------------------------------------------------------------------------------------------------------------------------------
Total                                        18,950,000         100.0%            $43,700            100.0%
------------------------------------------------------------------------------------------------------------------------------------


                                                               50% OF OFFERING SOLD
------------------------------------------------------------------------------------------------------------------------------------
                                                   SHARES PURCHASED                 TOTAL CONSIDERATION              AVERAGE
                                                NUMBER         PERCENT            AMOUNT            PERCENT         PRICE PER
                                                                                                                      SHARE
------------------------------------------------------------------------------------------------------------------------------------
Existing shareholders                        18,700,000          93.7%             $18,700            13.0%           $0.001
------------------------------------------------------------------------------------------------------------------------------------
New investors                                 1,250,000           6.3%            $125,000            87.0%           $0.10
------------------------------------------------------------------------------------------------------------------------------------
Total                                        19,950,000         100.0%            $143,700           100.0%
------------------------------------------------------------------------------------------------------------------------------------



                                                              100% OF OFFERING SOLD
------------------------------------------------------------------------------------------------------------------------------------
                                                   SHARES PURCHASED                 TOTAL CONSIDERATION              AVERAGE
                                                NUMBER         PERCENT            AMOUNT            PERCENT         PRICE PER
                                                                                                                      SHARE
------------------------------------------------------------------------------------------------------------------------------------
Existing shareholders                        18,700,000           88.2%            $18,700            7.0%            $0.001
------------------------------------------------------------------------------------------------------------------------------------
New investors                                 2,500,000           11.8%           $250,000           93.0%            $0.10
------------------------------------------------------------------------------------------------------------------------------------
Total                                        21,200,000          100.0%           $268,700          100.0%
------------------------------------------------------------------------------------------------------------------------------------

            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS


         Prior to this offering, there has been no public market for our common stock. An active public market for our common stock may not develop or be sustained after this offering. If an active market for our common stock does not develop, the liquidity of your investment may be limited, and the price of our common stock may decline below its initial public offering price. The initial public offering price has been determined arbitrarily by us and bears no relationship to the price that will prevail in the public market..



         As of October 30, 2000, there were nine (9) record holders of our common stock, owning 18,700,000 shares, all of which are restricted and not free-trading. At this time, none of these shares can be sold under Rule 144 of the Securities Act of 1933. The holders are entitled to dividends when, and if, declared by our board of directors.



                                 DIVIDEND POLICY

         We have never paid any cash dividends on our common stock and intend to retain future earnings, if any, to finance the development and expansion of our business. Our future dividend policy is subject to the discretion of our board of directors and will depend upon a number of factors, including our future earnings, capital requirements, and financial condition.


                                 USE OF PROCEEDS


         The principal purposes of this offering are to become a U.S. publicly traded company, and to implement our distribution agreement with AVL Information Systems Ltd. If we sell all of the units being offered, our net proceeds are estimated to be $195,000 after the offering expenses estimated at $30,000 and a 10% selling commission on all of the units payable by us. To the extent that we sell more units without using the services of a placement agent, the net proceeds will increase. There can be no assurance that we will be able sell any of the units or receive any proceeds from the offering.



         We expect that our cash requirements will exist principally in the following areas and, based upon the level of success we achieve in this offering, we anticipate using the proceeds to implement the distribution agreement as follows:



                                                                               LEVEL OF SUCCESS IN THIS OFFERING:

                                                                                10%           50%           100%
                                                                                ---           ---           ----

OPERATING EXPENSES
    Commissions & Compensation                                                      $ 0       $ 38,500      $ 75,000
    Sales and Marketing                                                               0          2,500         5,000
    Promotional and Advertising                                                       0          5,000        10,000
    Travel                                                                            0          7,500        15,000
WORKING CAPITAL                                                                       0         12,000        36,000
CAPITAL EXPENDITURES                                                                  0          5,000        10,000
GENERAL AND ADMINISTRATIVE EXPENSES
    Subscriptions and Fees                                                            0          1,000         2,000
    Office and Administration                                                         0          5,000        20,000
    Insurance                                                                         0          1,000         2,000
    Legal                                                                         9,500         10,000        10,000
    Accounting                                                                   10,000         10,000        10,000

TOTAL -                                                                        $ 19,500       $ 97,500      $ 195,000
-----                                                                          ========       ========      =========


         If we are only able to achieve a minimum level of success in this offering, we will require additional financing which may include:

         o        short-term loans from affiliates;

         o        bank borrowings;

         o        joint ventures; and

         o        future debt and equity offerings.

         We cannot assure you that financing will be available on acceptable terms, or at all. Any additional financing may result in dilution to our shareholders, including those people who purchase our units in this offering. Our failure to obtain external financing will have a material adverse effect on our results of operations and financial condition. If we cannot obtain external financing when needed, we may be forced to cease operations and abandon our business, and you may lose your entire investment.



         The amount and timing of our actual expenditures for each of these purposes will vary significantly depending on a number of factors, including our licensing agreements and related development efforts, competition, marketing and sales activities, and market acceptance. While we have prepared internal forecasts, we believe that these forecasts, as they apply to periods extending beyond the next few months, are inherently unreliable and that our actual cash requirements will differ materially from those we presently forecast. Our directors have discretion in the allocation and use of the net proceeds of this offering. Pending such uses, we intend to invest the proceeds from this offering in short term, investment-grade, and interest bearing securities.


         Our current business plan has identified total capital requirements over the next several years that are substantially more than the anticipated offering proceeds. If we are able to sell all of the units, we believe the net proceeds of this offering will be sufficient to fund our operations for at least the next twelve months.




                             SELECTED FINANCIAL DATA

         Our selected financial data for the nine month period ended September 30, 2000 shown below is derived from the unaudited financial statements prepared by us. In our opinion, we have included all adjustments necessary for a fair statement of results for this interim period and all such adjustments are of a normal recurring nature. Interim results may not be indicative of the results of operations to be expected for a full fiscal year.

         Stark Tinter & Associates, LLC, independent auditors, have audited our financial statements for the period March 8, 1999 (inception) to December 31, 1999. The financial data derived from the statements and shown below should be read in conjunction with our financial statements and the notes included elsewhere in this prospectus and to "Management's Discussion and Analysis of Financial Condition and/or Plan of Operations" which follows.

     BALANCE SHEET DATA:                SEPTEMBER 30, 2000   DECEMBER 31, 1999
                                            (UNAUDITED)

     Current Assets                           $16,694                $471
     Total Assets                             $16,694                $471
     Current Liabilities                      $18,496              $3,500
     Stockholders' Deficiency                 $(1,802)            $(3,029)
     Working Capital Deficiency               $(1,802)            $(3,029)


     STATEMENT OF LOSS DATA:                                       MARCH 8, 1999            MARCH 8, 1999
                                             9 MONTHS ENDED           THROUGH                 THROUGH
                                           SEPTEMBER 30, 2000   DECEMBER 31, 1999       SEPTEMBER 30, 2000
                                               (UNAUDITED)                                  (UNAUDITED)

     Revenues                                         $0                   $0                       $0
     Net Loss                                   $(14,973)             $(3,029)                $(18,002)
     Net Loss per Share                           $(0.00)              $(0.00)                  $(0.00)


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND/OR PLAN OF OPERATIONS

         The following discussion should be read in conjunction with the financial statements and the related notes included in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ significantly from those projected in the forward-looking statements as a result of many factors, including those discussed in "Risk Factors", "Business" and elsewhere in this prospectus.

OVERVIEW





         We were incorporated in the state of Nevada on March 8, 1999 by AVL Information Systems Ltd. and its principal officer and directors. AVL Information Systems Ltd. is a Canadian public company that owns and licenses certain technology and automatic vehicle location systems. On January 7, 2001, we entered into a non-exclusive worldwide International Distribution Agreement with AVL Information Systems Ltd. Under the agreement, we are licensed to market and distribute an automatic vehicle location system called the Spryte System(TM). The Spryte System(TM) integrates Global Positioning System technology, cellular-wireless communications and the Internet to enable companies to efficiently manage their mobile resources with location-relevant and time-sensitive information. While there are several ways to transmit information from a vehicle to a central location, we believe that the Spryte System(TM) provides significant value to customers by reducing their costs of doing business and increasing the productivity of their mobile resources.



         We are in the development stage and have not generated any revenues. We have a cumulative net loss of $18,002 through September 30, 2000. We have suffered losses from operations and require additional financing. , Ultimately we need to generate revenues and successfully attain profitable operations. The marketing and distribution of the Spryte System(TM) may take years to complete and the amount of resulting revenues, if any, is difficult to determine. Our previous capital needs have been met by equity offerings, and we have issued common stock in exchange for services rendered and funds advanced by related parties. These factors raise substantial doubt about our ability to continue as a going concern. There can be no assurance that we will be able to market and distribute the Spryte System(TM). Even if we are able to market and distribute the system, there is no assurance that we will be able to generate revenues and attain profitable operations.


RESULTS FROM OPERATIONS

         We have a limited operating history. We incurred a net loss of $14,973 for the nine months ended September 30, 2000, and had a net loss of $3,029 for the period ended December 31, 1999.

LIQUIDITY AND FINANCIAL CONDITION


         For the nine months ended September 30, 2000, the statement of cash flows reflects net cash used in operating activities of $13,773, which was offset by net cash provided by financing activities of $29,996. At September 30, 2000, we had cash of $16,694, and a working capital deficit of $1,802. All of liabilities consist of advances from related parties. Since we have no source of revenue, our working capital will be depleted by operating expenses and we will be dependent upon external sources of cash. If we are able to sell all of the units in this offering, we believe the net proceeds of this offering will be sufficient to fund our operations for at least the next twelve months.

PLAN OF OPERATION





         At this time, we intend to establish relationships with a number of other companies to accelerate the implementation of the distribution agreement and the sale of the Spryte Systems(TM). We believe that our status as a U.S. publicly traded company will assist us in establishing strategic alliances because of our perceived level of credibility and access to capital in the U.S. markets. We intend to create relationships and retain consultants and contractors with established connections in the telecommunication and application service provider industries. We forsee that compensation would be commission based. Depending upon the market acceptance of the Spryte System(TM), we may hire employees in the forseeable future.



         We intend to establish relationships with existing companies engaged in the automatic vehicle location industry, wireless carriers, manufacturers, distributors, and Internet companies. We believe that establishing a network of alliances, while not a small task, can be accomplished in a shorter period of time and at less cost than building a comparable direct sales infrastructure. It is our priority to establish a channel partner network in the U.S. and Canada, and recruit international channel partners as opportunities present themselves.



         We expect to generate revenues by selling the Spryte Systems(TM) at cost plus margin. Under the distribution agreement, all orders are shipped common carrier FOB destination, and we are required to pay 30% of the total order price the time of ordering, 30% upon delivery of the order, and 40% within 30 days after installation. We believe the amount of margin will vary depending on the time, expense, and size of sale. We expect to realize revenues within the next three months.


         We do not expect to purchase any significant equipment during the next twelve months, nor do we expect to hire a significant number of employees during that time period. We expect to finance our objectives through the proceeds of this offering.

                                    BUSINESS


OVERVIEW



         We market and distribute the Spryte System(TM) , an automatic vehicle location system that integrates Global Positioning System technology, cellular-wireless communications and the Internet to enable companies to efficiently manage their mobile resources with location-relevant and time-sensitive information. The management of vehicles and other mobile resources is complex. We chose the Spryte System(TM) because we believe it is easy-to-use, cost-effective, and allows customers to efficiently use the Internet to track the movement of their vehicles, employees, and goods and services.






INDUSTRY BACKGROUND

         GLOBAL POSITIONING SYSTEM TECHNOLOGY. Most location-aware applications today rely upon Global Positioning System technology. Global Positioning System technology is based on a system of more than 24 satellites that transmit longitude, latitude, altitude and time information to Global Positioning System receiving and processing devices anywhere in the world. Because of improvements in Global Positioning System receiver technology and reductions in the cost of Global Positioning System enabling components, there has been a proliferation of Global Positioning System devices for commercial applications. We believe the significant areas of growth include vehicle positioning and navigation, mobile computing devices, and wireless telephones and portable recreational receivers. Due to the worldwide automotive industry, we expect vehicle location and navigation to be one of the most promising areas of future deployment of Global Positioning System technology.

         CELLUAR-WIRELESS COMMUNICATIONS. Rapid technology advances in wireless communications are enabling companies and individuals to efficiently manage their mobile resources with location-relevant and time-sensitive information. Wireless communications has grown due to declining usage costs, the proliferation of wireless telephones and mobile computing devices, expanding network coverage and the integration of enhanced features such as voice and text messaging. We believe that as global wireless coverage increases and broadband wireless transmission technologies are deployed, more users will be able to access more data over wireless networks, which will facilitate their access to information and business applications on the Internet.

         INTERNET. The Internet has emerged as a global communications medium to deliver and share information and to conduct business electronically. The growth in the number of Internet users has led to the proliferation of information and services available on the Internet, including e-commerce, e-mail and other content. Businesses and individuals are using the Internet as a medium for managing business-critical functions, household items, finances, customer relationships and communication. We expect businesses and individuals to conduct an increasing amount of activity over the Internet.



THE SPRYTE SYSTEM(TM)



         The Spryte System(TM) is an automatic vehicle location system owned by AVL Information Systems Ltd. The Spryte System(TM) is designed for the commercial carrier, and allows a fleet manager, at its base station, to simultaneously view the location, operational status and event-based indicators of each fleet vehicle on a digitized computer map display. The information is displayed in real-time. The platforms of the Spryte System(TM) include a menu of status indicators which represent the event-based nature of the system. The status or event-based indicators include a variety of vehicle conditions, such as the ignition, speed, sirens, emergency lights, excessive speed, collision, vehicle problems and duress. We believe that event-based indicators will allow a fleet manager to assemble and adapt its vehicle resources for optimum deployment as well as respond in a timely manner to delay and unforeseen situations.


         The Spryte System(TM) has three software modules: the listener, mapping and server modules, which collaborate with one another to analyze and present the status of a vehicle to the fleet manager. The listener module collects data transmission from various vehicles in a fleet, interprets the information, and delivers the information to the server module. The mapping module consists of commercially available software that displays the most current maps of the fleet manager's area of activity, including roads, highways, street names and address locations. The mapping module also accommodates map edits and updates, as well as geographic analyses such as point-to-point distance and distance traveled. With the assistance of the listener and mapping modules, the server module displays, in real-time, the location of each vehicle on the map, together with the current status of the event-based indicators. The Spryte System(TM) also allows the customer to store and archive the information. This allows a fleet manager to analyze historical vehicle movement patterns to achieve more efficient results and/or to use the information to calculate performance metrics.

         The Spryte System(TM) accommodates all three traditional mediums of communication from a vehicle to the base station: satellite, mobile radio and cellular. The Spryte System(TM) has the ability to switch automatically from one medium to another if the signal strength of a medium degrades. We believe the communication redundancy capability should provide added assurance for our potential customers.


         We believe that the event-based approach will give customers an advantage over the conventional method of polling each vehicle periodically according to a routine schedule. We believe the conventional method is cost prohibitive, ineffective, and fails to report critical events. We believe the event-based communication uses airtime for data transmission more efficiently, and will accommodate four times more vehicles than the standard polling approach. Also, the event-based communication appears to have the ability to combine polling functions, if needed, with event-based monitoring to meet the demand of our potential customers.



INTERNATIONAL DISTRIBUTION AGREEMENT WITH AVL INFORMATION SYSTEMS LTD.

         We do not own any proprietary or technological right to the Spryte System(TM). On January 7, 2001, we entered into a worldwide distribution agreement with AVL Information Systems Ltd. Under the agreement, we are licensed to market and distribute the Spryte System(TM) for a term of 4 years, with an automatic option to renew the term for an additional 4 years. The agreement is non-exclusive, which means that our competitors may have access to the same technology granted to us. Either party may terminate the agreement by providing 60 day written notice. At this time, we believe our relationship with AVL Information Systems Ltd. is good and do not foresee any reason to terminate the agreement.

PROTECTION OF TECHNOLOGY


         Under the distribution agreement, we are required to protect the proprietary information licensed to us. We will rely on a combination of trade secret, trademark and copyright laws, and nondisclosure and other contractual agreements.. We intend to enter into nondisclosure agreements with our employees, consultants, distributors and corporate partners and limit access to and distribution of all proprietary information. It may be possible for a third party to misappropriate or infringe on the proprietary information licensed to us. Third parties may also independently discover or invent competing technologies or reserve engineer our trade secrets, software or other technology. In addition, foreign countries may treat the protection of proprietary rights differently from, and may not protect proprietary rights to the same extent as, the laws of the U.S. Therefore, the measures we take to protect the proprietary rights licensed to us may not be adequate.


KEY ALLIANCES AND RELATIONSHIPS

         At this time, our only key alliance is with AVL Information Systems Ltd. AVL Information Systems Ltd. is an affiliate of our company and became our controlling shareholder by accepting shares of common stock in exchange for funds advanced. Some of our officers and directors are also officers and directors of AVL Information Systems Ltd. AVL Information Systems Ltd. and a common director have provided substantially all of our funding, and they are assisting us in discussions with third parties concerning possible strategic alliances.


         At this time, we rely entirely upon our relationship with AVL Information Systems Ltd. and our distribution agreement with AVL Information Systems Ltd. Our dependence upon AVL Information Systems Ltd. has made us vulnerable to changes in its operations. AVL Information Systems Ltd. has incurred significant operating losses over the past six fiscal years and has a working capital deficiency which casts doubt upon its ability to continue as a going concern. The financial position of AVL Information Systems Ltd. and its prior operating history may have a negative effect on our intended operations. If we are unable to develop other key relationships, we may suffer material and adverse consequences.



         We intend to establish relationships with a number of other companies to facilitate the implementation of the distribution agreement and to accelerate the marketing and sale of the Spryte System(TM) We believe that establishing other strategic relationships will facilitate our business and provide access to emerging technologies and customers. We intend to establish relationships with existing companies engaged in the automatic vehicle location industry, wireless carriers, manufacturers, distributors, and Internet companies. We cannot give you any assurance that we will be able to develop or maintain other strategic alliances.


RESEARCH AND DEVELOPMENT

         At this time, we do not develop automatic vehicle location systems and related technology. We have not spent any money on research and development.

MANUFACTURING


         At this time, we do not manufacture the Spryte System(TM) and related technology.


SALES AND MARKETING


         We will market the Spryte Systems(TM) in the U.S. and internationally to shipping and delivery companies, other fleet operators, rental car companies, railroad and transportation companies, government agencies and municipalities, and private motor vehicle owners. We anticipate using marketing activities to establish and build and our name recognition. We intend to use a variety of target marketing communications techniques to achieve this, such as public relations programs, advertising, industry and consumer promotions, Internet advertising, and co-marketing and co-branding with wireless carriers. We anticipate achieving our marketing objective by establishing a network of strategic partners. We may also develop a direct sales force to call on potential customers with large fleets and work with wireless carrier partners and independent sales agents to increase our customer base.

COMPETITION


         We compete with companies that offer the ability to obtain location-relevant information about their mobile resources. We also compete with alternative means of communication between vehicles and their managers or owners, including wireless telephones, two-way radios, and pagers. We expect competition to increase.


         Within each of our markets, we face competition from public and private companies as well as our potential customers' in-house design efforts. OmniTRACS is a service from Qualcomm that uses satellite communications technology to manage fleets of trucks that travel extended distances between urban areas, referred to as long-haul trucking. Other potential competitors include wireless Internet companies, such as Aether Systems, Phone.com and Research in Motion, companies working on emergency working on emergency-911 solutions, such as TruePosition, companies with solutions that integrate locations, wireless communications, and call centers, such as General Motors, and companies that provide wireless, location-relevant applications such as SignalSoft and At Road Inc.


         We compete primarily on the basis of price, ease of use, functionality, quality and geographic coverage. Due to our small size, it can be assumed that most if not all of our competitors have significantly greater financial, technical, marketing and other competitive resources. Our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements than we can. In addition, our current and potential competitors may bundle their products in a manner that may discourage users from purchasing our products. Also, our competitors and potential competitors may have greater name recognition and more extensive customer bases that could be leveraged, for example, to position themselves as being more experienced, having better products, and being more knowledgeable than us. To compete, we may be forced to offer lower prices and narrow our marketing focus, resulting in reduced revenues, if any.


EMPLOYEES


         We have no employees as of the date of this prospectus. We intend to implement the distribution agreement with AVL Information Systems Ltd. through the services of our officers and directors, and by retaining consultants and independent contractors. We intend to create relationships and retain consultants and contractors with established connections in the telecommunication and application service provider industries. We foresee that compensation would be commission based. Depending upon the market acceptance of the Spryte System(TM), we may hire employees in the foreseeable future.


FACILITIES


         Our principal offices are located at 3031 Commerce Drive, Building B, Fort Gratiot, Michigan 48058. Under an oral agreement, we are occupying these offices on a "rent-free" basis from our affiliate, AVL Information Systems Ltd. We intend to enter into a written sub-lease agreement with AVL Information Systems Ltd. within the next few months. We believe that our current facilities are adequate to meet our needs at this time.


LEGAL PROCEEDINGS

         There are no legal proceedings pending and, to the best of our knowledge, there are no legal proceedings contemplated or threatened.

                                   MANAGEMENT

OFFICERS AND DIRECTORS

         Our officers and directors are as follows:

NAME                      AGE      POSITION

Barbara Castanon           48       President, Vice President of Sales and
                                    Marketing, and Director since inception.

Peter W. Fisher            54       Secretary, Treasurer and Chairman of the
                                    Board of Directors since April 2000.

Bernd Luwe                 53       Vice President of Operations and Chief
                                    Technology Officer since April 2000.


         The term of office of each director ends at the next annual meeting of our stockholders or when such director's successor is elected and qualifies. The term of office of each officer ends at the next annual meeting of our board of directors, expected to take place immediately after the next annual meeting of stockholders, or when such officer's successor is elected and qualifies. Since our inception, we have not had an annual meeting of our stockholders.


         BARBARA CASTANON, DIRECTOR, PRESIDENT, AND VICE PRESIDENT OF SALES AND MARKETING. Since 1995, Ms. Castanon has been the director of business development and program manager for international programs/advanced analysis at GRC International, Inc., an information service provider located in Vienna, Virginia. In this capacity, Ms. Castanon is responsible for business development. From 1993 to 1995, she was a private consultant in the fields of international finance and business development. From 1990 to 1993, Ms. Castanon was a manager in the international finance and marketing division at Hughes Network Systems in Germantown, Maryland. During this time, she was also a member of the board of directors for Sunwize Energy Systems, Inc., in Chicago, Illinois.



         From 1988 to 1990, Ms. Castanon was the senior marketing manager for Amoco Technologies, Solarex Corp., the solar energy research division in Rockville, Maryland. During 1985 to 1988, she was the corporate finance, risk and cash manager for Atlantic Research Corp., an information technology service provider located in Alexandria, Virginia. From 1980 to 1985, Ms. Castanon was a manager in the leasing division of Moriah Data Corp., a computer hardware and software leasing company located in Chantilly, Virginia. Ms. Castanon received a Bachelor of Science in Business, with emphasis in finance and marketing from the University of Maryland, College Park, Maryland.


         PETER W. FISHER, DIRECTOR, SECRETARY AND TREASURER. Since 1992, Mr. Fisher has been the chairman and chief executive officer of AVL Information Systems Ltd., Ontario, Canada, a Canadian public company listed over-the-counter in Toronto. AVL Information Systems Ltd. develops and markets automatic vehicle location systems. From 1987 to 1992, Mr. Fisher was the president and chief executive officer of Tyrae Resources, Sarina, Ontario, a junior capital pool corporation listed on the Alberta Stock Exchange. In that capacity, Mr. Fisher assisted in the development of stolen vehicle recovery technology. From 1982 to 1987, he was the president of Par Sar Investment Limited, Sarina, Ontario, a Canadian private company which provided consulting services relating to funding and structuring of private and public companies. From 1979 to 1982, Mr. Fisher was a registered representative with Richardson Securities of Canada, and from 1974 to 1979, he was an account manager and registered representative for Midland Doherty Inc. of Canada, in Sarina, Ontario.

         In 1970, Mr. Fisher received a Bachelor of Arts with a major in psychology and a minor in mathematics from Simon Fraser University, Burnaby, British Columbia. He subsequently completed several Canadian securities courses and in 1980, he became a Fellow of the Canadian Securities Institute. Mr. Fisher is also a Registered Options Principal and a Registered Commodity Principal.

         BERND LUWE, VICE PRESIDENT OF OPERATIONS AND CHIEF TECHNOLOGY OFFICER. Since June 2000, Mr. Luwe has been the operations manager for AVL Information Systems Ltd. From 1996 to 2000, Mr. Luwe was the operations manager for Vasogen Inc., Toronto, Canada, a public company listed on the American Stock Exchange and the Toronto Stock Exchange. Vasogen, Inc. is a medical device manufacturer that focuses on sterile disposables. From 1990 to 1995, he was the vice president of engineering of Surface Mount Technology Centre, Ontario, Canada, a public company that specializes in the assembly of surface mounted components for computer circuit boards. From 1981 to 1989, Mr. Luwe was the founder, president and chief executive officer of Microart Services Inc., Ontario, Canada, a company engaged in the business of printed circuit design.

         From 1975 to 1980, Mr. Luwe was a senior printed circuit designer with Motorola Canada, in Toronto, Ontario. From 1973 o 1975, he was a mechanical product designer for ITT Cannon, Whitby, Ontario. From 1968 to 1973, Mr. Luwe was a mechanical designer and hybrid/printed circuit designer for Collins Radio in Rockwell, New Mexico. Mr. Luwe has attended several management courses at Centennial College, in Toronto, Ontarioa, but did not receive a degree.


         No other directorships are held by any director in any company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 or any company registered as an investment company, under the Investment Company Act of 1940.


         AVL Information Systems Ltd., Ms. Castanon, Mr. Fisher and Mr. Luwe may be deemed to be our "promoters" and "control persons", as that term in defined in the Securities Act of 1933.

EXECUTIVE COMPENSATION

         The following table sets forth the remuneration from March 8, 1999 (inception) through January 17, 2001 of our three highest paid officers and directors:

   NAME OF INDIVIDUAL             CAPACITIES IN WHICH             AGGREGATE             NUMBER OF
  OR IDENTITY OF GROUP         REMUNERATION WAS RECEIVED         REMUNERATION          SECURITIES

Barbara M. Castanon           President, Vice President of          $100(1)              100,000
                                Sales and Marketing, and
                                        Director
Peter W. Fisher                 Secretary, Treasurer and            $750(2)              750,000
                                  Chairman of the Board

Bernd Luwe                    Vice President of Operations          $100(3)              100,000
                              and Chief Technology Officer


    (1) On April 26, 2000, we issued 100,000 shares of common stock to Ms. Castanon, at a price of $0.001 per share, in exchange for services valued at $100.

    (2) On April 26, 2000, we issued 750,000 shares of common stock to Mr. Fisher, at a price of $0.001 per Share, in exchange for services valued at $750.

    (3) On April 26, 2000, we issued 100,000 shares of common stock to Mr. Luwe, at a price of $0.001 per share, in exchange for services valued at $100.

         Other than the above transactions, we do not pay monetary compensation to our officers and directors, nor do we compensate our directors for attendance at meetings. We reimburse our officers and directors for reasonable expenses incurred during the course of their performance. There are no employment agreements with any of our executive officers, and we have no long-term incentive or medical reimbursement plans. We anticipate offering some form of incentive-based monetary compensation in the future.

STOCK OPTION PLAN

         We do not have a formal stock option plan. Our board of directors, in its discretion, may issue options to officers, directors, key alliances and consultants on a case-by-case basis. In general, options may be exercised by payment of the option price by either:

         (i) cash;

         (ii) tender of shares of our common stock which have a fair market value equal to the option price; or

         (iii) by such other consideration as the board of directors may approve at the time the option is granted.


         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


         The following table provides certain information as to our officers and directors individually and as a group, and the holders of more than 5% of our common stock, as of January 17, 2001. Except as otherwise indicated, the persons named in the table have sole voting and investing power with respect to all shares of common stock owned by them.



                                             NUMBER OF SHARES      PERCENT OF CLASS        PERCENT OF CLASS
          NAME AND ADDRESS OF OWNER              HELD (1)         BEFORE OFFERING (2)     AFTER OFFERING(2)
   ---------------------------------------------------------------------------------------------------------

   Peter W. Fisher (3)                           2,750,000               14.7%                  13.0%
   2323 Passingham Drive
   Sarina, Ontario N7T 7H4
   Canada

   Barbara M. Castanon                            100,000                0.5%                    0.5%
   25445 Morse Drive
   South Riding, Virginia 20152

   Bernd Luwe                                     100,000                0.5%                    0.5%
   86 Havelock Gate
   Markham, Ontario L3S 3P6
   Canada

   AVL Information Systems Ltd. (4)             15,000,000               80.2%                  70.8%
   2323 Passingham Drive
   Sarina, Ontario N7T 7H4
   Canada

   Officers and directors, as a group            2,950,000               15.8%                  13.9%
   (3 persons)

(1) Management anticipates that it may offer units to Peter Fisher as partial repayment of the promissory note dated August 2, 2000. Management does not anticipate that any other person listed will subscribe for units in this offering.


(2) Based on 18,700,000 shares of common stock outstanding on January 17, 2001, and 21,200,000 shares outstanding after the offering.


(3) Includes 750,000 shares of common stock owned by Tyler Fisher, a relative of Peter Fisher.

(4) Peter Fisher is an officer and director of AVL Information Systems Ltd., and Bernd Luwe is also an officer of AVL Information Systems Ltd. Mr. Fisher owns approximately 22.6% of the outstanding shares of AVL Information Systems Ltd., and is the controlling principal of the company. Mr. Luwe owns approximately 2% of the outstanding shares.


CHANGES IN CONTROL

         We are not aware of any arrangements that may result in a change in control of our company.


            INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

         AVL INFORMATION SYSTEMS LTD. AVL Information Systems Ltd., Ontario, Canada, is a Canadian public company that owns and licenses certain technology and automatic vehicle location systems. AVL Information Systems Ltd. is our controlling shareholder.

         On March 20, 2000, AVL Information Systems Ltd. advanced $15,000 for working capital. On August 2, 2000, we repaid AVL Information Systems Ltd. by issuing 15,000,000 shares of common stock at $0.001 per share. The price per share was determined arbitrarily by us and did not necessarily bear any relationship to the assets, book value or net worth of our company.

         Under an oral agreement, we are occupying our principal offices on a "rent-free" basis from AVL Information Systems Ltd. We intend to enter into a written sub-lease agreement with AVL Information Systems Ltd. within the next few months.


         Peter Fisher, an officer and director of our company, is also an officer and director of AVL Information Systems Ltd. Tyler Fisher, a relative of Peter Fisher and a shareholder of our company, is a director of AVL Information Systems Ltd. Bernd Luwe, an officer of our company, is also an officer of AVL Information Systems Ltd. Peter Fisher owns approximately 22.6% of the outstanding shares of AVL Information Systems Ltd., and is the controlling principal of that company. Mr. Luwe owns approximately 2% of the outstanding shares.



         AVL Information Systems Ltd. and Peter Fisher have provided substantially all of our funding, and they are assisting us in discussions with third parties concerning possible strategic alliances. At this time, we rely entirely upon our relationship with AVL Information Systems Ltd. Our dependence upon AVL Information Systems Ltd. has made us vulnerable to changes in the operations of AVL Information Systems Ltd. If we are unable to develop other key relationships or fail to maintain and enhance our existing relationship with AVL Information Systems Ltd., we will suffer material and adverse consequences.



         On January 7, 2001, we entered into a non-exclusive worldwide distribution agreement with AVL Information Systems Ltd. We believe that the terms and conditions of this license agreement is consistent with industry standards. Since this license agreement is non-exclusive, our competitors may have access to the same technology.


         PETER W. FISHER. On April 26, 1999, Mr. Fisher advanced $3,500 as an operating advance. There are no written terms or conditions for repayment, and the loan is without interest.


         On March 20, 2000, Mr. Fisher advanced $15,000 for working capital. On August 2, 2000, we signed a promissory note to repay Mr. Fisher by March 31, 2001. Under the promissory note, we are not required to pay interest on the money and we may prepay Mr. Fisher in whole or in part at any time prior to March 31, 2001, without penalty.


         On April 26, 2000, we issued 750,000 shares of common stock to Mr. Fisher, at a price of $0.001 per share, in exchange for services valued at $750. There was no written agreement between ourselves and Peter Fisher, and the price per share was determined arbitrarily by us and did not necessarily bear any relationship to the assets, book value or net worth of our company.

         Peter Fisher is an officer and director of AVL Information Systems Ltd. Mr. Fisher owns approximately 22.6% of the outstanding shares of AVL Information Systems Ltd., and is the controlling principal of that company.


         Tyler Fisher, a shareholder of our company, is related to Peter Fisher. On April 26, 2000, we issued Tyler Fisher 250,000 shares of common stock, at a price of $0.001 per share, in exchange for services valued at $250. There was no written agreement between ourselves and Tyler Fisher, and the price per share was determined arbitrarily by us and did not necessarily bear any relationship to the assets, book value or net worth of our company.


                            DESCRIPTION OF SECURITIES

GENERAL


         We are authorized to issue of up to 50,000,000 common shares, $0.001 par value per share, and 1,000,000 preferred shares, $0.01 par value per share. The following summary does not purport to be complete. You may wish to refer to our articles of incorporation and bylaws, copies of which are available for inspection.


PREFERRED STOCK


         Our articles of incorporation authorize our board of directors to issue, by resolution, 1,000,000 shares of preferred stock, in classes or series, having such designations, powers, preferences, rights, and limitations as the board of directors may from time to time determine. As of the date of this prospectus, no classes of preferred stock have been designated and no shares have been issued.


COMMON STOCK


         As of January 17, 2001, there were 18,700,000 shares of common stock issued and outstanding. Our board of directors may issue additional shares of common stock without the consent of the common stockholders.


         VOTING RIGHTS. Each outstanding share of common stock is entitled to one vote. The common stockholders do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares voting for the election of directors can elect all of the directors to be elected, if they so choose.

         NO PREEMPTIVE RIGHTS. Holders of common stock are not entitled to any preemptive rights.

         DIVIDENDS AND DISTRIBUTIONS. Holders of common stock are entitled to receive such dividends as may be declared by our directors out of funds legally available for dividends and to share pro rata in any distributions to holders of common stock upon liquidation or otherwise. However, we have never paid cash dividends on our common stock, and do not expect to pay such dividends in the foreseeable future.

WARRANTS

         Our warrants will be issued in registered form under, governed by, and subject to the terms of a warrant agreement. The following statements are brief summaries of certain provisions of the warrant agreement. A copy of a warrant agreement may be obtained from us and has been filed with the Securities and Exchange Commission as an exhibit to this registration statement of which this prospectus is a part.

         Each warrant entitles the holder to purchase one share of common stock at a price of $0.50 per share at any time after the warrant is purchased until twelve months after the completion of this offering. The warrants may not be separately traded until six months after the date of purchase. The warrants contain provisions that protect the warrant holders against dilution by adjustment of the exercise price in certain events including stock dividends, split, reverse split or recapitalization. A warrant holder will not possess any rights as a stockholder of us. The shares of common stock, when issued upon the exercise of the warrants in accordance with the terms of the warrant agreement, will be fully paid and non-assessable.

          The warrants may be exercised only if a current prospectus relating to the underlying shares of common stock is then in effect and only if the shares are qualified for sale or exempt from registration under the securities laws of the state or states in which the purchaser resides. So long as the warrants are outstanding, we have undertaken to file all post-effective amendments to the registration statement required to be filed under the Securities Act of 1933, as amended, and to take appropriate action under the federal law and the securities laws of those states where the warrants were initially offered to permit the issuance and resale of common stock issuable upon exercise of the warrants. However, there can be no assurance that we will be in a position to effect such action, and the failure to do so may cause the exercise of the warrants and the resale or other disposition of the common stock issued upon the exercise to be unlawful.

TRANSFER AGENT

         The registrar and transfer agent for our common stock is Computershare Trust Company, Inc., 12039 West Alameda Parkway, Suite Z-2, Lakewood, Colorado 80228.


                              PLAN OF DISTRIBUTION

GENERAL


         We are conducting a direct participation offering with no minimum. We are acting as the general selling agent with respect to the units being offered at a price of $0.10 per unit. We intend to enter into agreements with securities broker-dealers, who are members of the NASD, so that broker-dealers who will be involved in the sale of the units will be paid a commission of up to ten percent by us. No broker-dealer has agreed to participate in this offering as of the date of this prospectus. The NASD must first approve the arrangements with any broker-dealers that will participate in the distribution of this offering. In addition, Peter Fisher, one of our officers and directors, may also be involved in the sale of the units but will not receive any sales commission or other remuneration. This distribution will not involve any reallocations between NASD members and non-members. We do not intend to register as a broker-dealer under
Section 15 of the Exchange Act. Section 15 requires persons "in the business" of selling securities to register as broker-dealers. We do not believe that we are "in the business" of selling securities.


         We may provide any sales agent or broker-dealer with a list of persons whom we believe may be interested in purchasing units in this offering. The sales agent or broker-dealer may sell a portion of the units to any such person if he resides in a state where the units can be sold and where the sales agent or broker-dealer can sell the units. No sales agent or broker-dealer is obligated to sell any units to any such person and will do so only to the extent that such sales would not be inconsistent with the public distribution of the units. We are unaware of any person, including any affiliate, who intends to finance any portion of the purchase price of the units to be acquired in this offering. It is not intended that the proceeds from this offering will be used, directly or indirectly, to enable anyone to purchase units.

         In addition, we may offer these units to Peter Fisher as repayment of our debt at $0.10 per unit.

METHOD OF SUBSCRIBING

         You may subscribe by completing and delivering our form of subscription agreement to us. The subscription price of $0.10 per unit must be paid by check, bank draft, or postal or express money order payable in United States dollars to the order of i-Track, Inc. Certificates for shares of common stock and warrants subscribed for will be issued as soon as practicable after termination of the offering.

EXPIRATION DATE

         The subscription offer will expire _______________________ [90 days from the date of this prospectus] which period may be extended for an additional 90 days, or on such earlier date as we shall determine in our discretion.

RIGHT TO REJECT

         We reserve the right to reject any subscription in our sole discretion and to withdraw this offer at any time prior to our acceptance of the subscriptions received, if acceptance of a subscription would result in the violation of any laws to which we are subject.

NO ESCROW

         We have not established an escrow account and we are employing the funds as they are being raised. THIS OFFERING IS NOT SUBJECT TO ANY MINIMUM SUBSCRIPTION LEVEL, AND THEREFORE ANY FUNDS RECEIVED FROM A PURCHASER ARE AVAILABLE TO US AND NEED NOT BE REFUNDED TO THE PURCHASER.

                         SEC POSITION ON INDEMNIFICATION


         As permitted by Nevada law, our articles of incorporation includes a provision which provides that a director of our company shall not be personally liable to us or our stockholders for monetary damages for a breach of fiduciary duty as a director, except:


         (i) for any breach of the director's duty of loyalty to us or our stockholders;

         (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of the law;

         (iii) under the General Corporation Law of the State of Nevada, which prohibits the unlawful payment of dividends or the unlawful repurchase or redemption of stock; or

         (iv) for any transaction from which the director derives an improper personal benefit.

This provision is intended to afford directors protection against, and to limit their potential liability for monetary damages resulting from, suits alleging a breach of the duty of care by a director.

         The provisions diminish the potential rights of action which might otherwise be available to our shareholders by limiting the liability of officers and directors to the maximum extent allowable under Nevada law and by affording indemnification against most damages and settlement amounts paid by a director of us in connection with any shareholders derivative action. However, the provisions do not have the effect of limiting the right of a shareholder to enjoin a director from taking actions in breach of his fiduciary duty, or to cause us to rescind actions already taken, although as a practical matter courts may be unwilling to grant such equitable remedies in circumstances in which such actions have already been taken. Also, because we do not presently have directors liability insurance and because there is no assurance that we will procure such insurance or that if such insurance is procured it will provide coverage to the extent directors would be indemnified under the provisions, we may be forced to bear a portion or all of the cost of the director's claims for indemnification under such provisions. If we are forced to bear the costs for indemnification, the value of our common stock may be adversely affected. In the opinion of the Securities and Exchange Commission, indemnification for liabilities arising under the Securities Act of 1933 is contrary to public policy and, therefore, is unenforceable.


                                  LEGAL MATTERS

         Dill Dill Carr Stonbraker & Hutchings, P.C., Denver, Colorado will pass upon the validity of the units offered by i-Track, Inc.

                                     EXPERTS


         Our financial statements for the period March 8, 1999 (inception) to December 31, 1999 included in this prospectus have been audited by Stark Tinter & Associates, LLC, independent accountants, as set forth in their report on such financial statements, and are included in this prospectus in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.



                              AVAILABLE INFORMATION


         We have not previously been subject to the reporting requirements of the SEC. We have filed with the SEC a registration statement on Form SB-1 under the Securities Act with respect to the securities offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and our securities, you should review the registration statement and the exhibits and schedules thereto. Statements made in this prospectus regarding the contents of any contract or document filed as an exhibit to the registration statement are not necessarily complete. You should review the copy of the contract or document so filed.



         You can inspect the registration statement and the exhibits and the schedules thereto filed with the commission, without charge, at the office of the SEC at Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549. You can also obtain copies of these materials from the public reference section of the commission at 450 Fifth Street, NW, Washington, D.C. 20549, at prescribed rates. You can obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site on the Internet that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission at HTTP://WWW.SEC.GOV.



                             REPORTS TO STOCKHOLDERS


         As a result of filing the registration statement, we will become subject to the reporting requirements of the Securities Exchange Act of 1934, and will be required to file periodic reports, proxy statements, and other information with the SEC. We will furnish our shareholders with annual reports containing audited financial statements certified by independent public accountants following the end of each fiscal year, proxy statements, and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year following the end of such fiscal quarter.

                                  i-TRACK, INC.
                        F/K/A AVL SYS INTERNATIONAL, INC.
                        (A DEVELOPMENT STAGE COMPANY)INC.
                       AS OF AND FOR THE NINE MONTHS ENDED
                               SEPTEMBER 30, 2000
                                   (unaudited)

                                TABLE OF CONTENTS


Financial Statements:

    Balance Sheet                                                1

    Statements of Operations                                     2

    Statements of Cash Flows                                     3

    Notes to Financial Statements                                4

                                  I-TRACK, INC.
                        F/K/A AVL SYS INTERNATIONAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                               SEPTEMBER 30, 2000
                                   (UNAUDITED)


                                     ASSETS

Current assets:
   Cash held in trust                                              $     16,694
                                                                   =============


                     LIABILITIES AND STOCKHOLDERS' (DEFICIT)

Current liabilities:
   Operating advance - related parties                             $     18,496
                                                                   -------------
      Total current liabilities                                          18,496
                                                                   -------------

Stockholders (deficit):
   Preferred stock: 1,000,000 shares authorized, $0.01 par value,
      none issued or outstanding                                              0
   Common stock: 50,000,000 shares authorized $0.001 par value,
      18,700,000 shares issued and outstanding                           18,700
   Subscription receivable                                               (2,500)
   Deficit accumulated during the development stage                     (18,002)
                                                                   -------------
                                                                         (1,802)
                                                                   -------------

                                                                   $     16,694
                                                                   =============


    The accompanying notes are an integral part of the financial statements.

                                  i-Track, Inc.
                       F/K/A AVL SYS International, Inc.
                          (A Development Stage Company)
                            Statements of Operations
                                   (unaudited)


                                                                                For the Period               For the Period
                                                  For the nine months       March 8, 1999 (inception)    March 8, 1999 (inception)
                                                         Ended                      Through                      Through
                                                  September 30, 2000           September 30, 1999            September 30, 2000
                                                  -------------------       -------------------------    -------------------------


Revenue:                                          $                0        $                      0     $                      0
                                                  -------------------       -------------------------    -------------------------

Costs and expenses:
  General and administrative                                  14,973                           3,029                       18,002
                                                  -------------------       -------------------------    -------------------------

Net (Loss)                                        $          (14,973)       $                 (3,029)    $                (18,002)
                                                  ===================       =========================    =========================


Per share information: Basic and fully diluted
  Weighted average number of common
  shares outstanding                                      18,700,000                      18,700,000                   18,700,000
                                                  ===================       =========================    =========================

Net (loss) per common share                       $            (0.00)       $                  (0.00)    $                  (0.00)
                                                  ===================       =========================    =========================



    The accompanying notes are an integral part of the financial statements.

                                  i-Track, Inc.
                       F/K/A AVL SYS International, Inc.
                          (A Development Stage Company)
                            Statements of Operations
                                   (unaudited)


                                                                                For the Period               For the Period
                                                  For the nine months       March 8, 1999 (inception)    March 8, 1999 (inception)
                                                         Ended                      Through                      Through
                                                  September 30, 2000           September 30, 1999            September 30, 2000
                                                  -------------------       -------------------------    -------------------------


Cash flows from operating activities:
Payment of legal fees                             $          (13,773)       $                (3,029)     $               (16,802)
                                                  -------------------       ------------------------     ------------------------


Cash flows from investing activities:
Net cash provided by investing activities                          0                              0                            0
                                                  -------------------       ------------------------     ------------------------

Cash flows from financing activities:
  Proceeds from operating advance-related party               29,996                          3,500                       33,496
                                                  -------------------       ------------------------     ------------------------
Net cash provided by financing activities                     29,996                          3,500                       33,496
                                                  -------------------       ------------------------     ------------------------


Net increase in cash                                          16,223                            471                       16,694

Beginning cash                                                   471                              0                            0
                                                  -------------------       ------------------------     ------------------------

Ending cash                                       $           16,694        $                   471      $                16,694
                                                  ===================       ========================     ========================


    The accompanying notes are an integral part of the financial statements.

                                  i-Track, Inc.
                          F/K/A SYS International, Inc.
                          (A Development Stage Company)
                          Notes to Financial Statements
                               September 30, 2000
                                   (Unaudited)

NOTE 1   BASIS OF PRESENTATION

The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") for interim financial information and Item 310(b) of Regulation SB. They do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation have been included.
The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year. For further information, refer to the financial statements of the Company as of December 31, 1999, including notes thereto included in this filing.

NOTE 2   NET LOSS PER COMMON SHARE

The Company follows Statement of Financial Accounting Standards No. 128, "Earnings Per Share ("SFAS No. 128"). Basic earnings per common share ("EPS") calculations are determined by dividing net loss by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per common share calculations are determined by dividing net income by weighted average number of common shares and diluted common share equivalents outstanding.

NOTE 3   STOCKHOLDERS' (DEFICIT)


On April 26, 2000 the Company issued 1,200,000 shares of common stock to its founders in exchange for services related to corporate organizational activities. On September 12, 2000, AVL Information Systems, Ltd. accepted 15,000,000 shares of common stock for full payment of its $15,000 operating advance. Also during the period, 2,500,000 shares were issued in exchange for a receivable in the amount of $2,500. All shares of common stock were issued at $.001 par value. In accordance with Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation" these transactions were recorded at the fair value of the transaction at the date the stock was issued.


Since  the  common  shares   described   above  have  been  issued  for  nominal
consideration they have been considered outstanding for the historical periods presented in the computation of earnings per share.

NOTE 4   RELATED PARTY TRANSACTIONS

During the nine months ended September 30, 2000, AVL Information Systems, Ltd. and the Company's Chairman of the Board, each loaned $15,000 to the Company. On August 2, 2000, the chairman accepted a non-interest bearing, unsecured promissory note, due on March 31, 2001. On September 12, 2000, AVL Information Systems, Ltd. accepted 15,000,000 shares of common stock at $.001 par value for full payment of its $15,000 operating advance.

                                 i-TRACK, INC.
                       F/K/A AVL SYS INTERNATIONAL, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                    FOR THE PERIOD MARCH 8, 1999 (INCEPTION)
                              TO DECEMBER 31, 1999

                                TABLE OF CONTENTS

Financial Statements:

    Report of Independent Auditors                               1

    Balance Sheet                                                2

    Statement of Operations                                      3

    Statement of Changes in Stockholders' (Deficit)              4

    Statement of Cash Flows                                      5

    Notes to Financial Statements                               6-9

                         REPORT OF INDEPENDENT AUDITORS


Shareholders and Board of Directors
i-Track, Inc.
Clinton Township, Michigan


We have audited the accompanying balance sheet of i-Track, Inc. (A Development Stage Company) as of December 31, 1999, and the related statements of operations, stockholders' (deficit), and cash flows for the period March 8, 1999 (inception) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of i-Track, Inc. (A Development Stage Company) as of December 31, 1999, and the results of its operations, and its cash flows for the period March 8, 1999 (inception) to December 31, 1999, in conformity with generally accepted accounting principles.



/s/ Stark Tinter & Associates, LLC

Stark Tinter & Associates, LLC
Denver, Colorado
October 11, 2000

                                  I-TRACK, INC.
                        F/K/A AVL SYS INTERNATIONAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                                DECEMBER 31, 1999


                                     ASSETS

Current assets:
Cash held in trust                                           $       471
                                                             ------------

                                                             $       471
                                                             ============

                     LIABILITIES AND STOCKHOLDERS' (DEFICIT)

Current Liabilities:
  Operating advance - related party                          $     3,500
                                                             ------------

Stockholders' (deficit):
  Preferred stock: 1,000,000 shares authorized,
    $0.01 par value, none issued or outstanding                        -
  Common stock: 50,000,000 shares authorized,
    $0.001 par value, none issued or outstanding                       -
  Deficit accumulated during the development stage                (3,029)
                                                             -------------

                                                             $       471
                                                             =============


    The accompanying notes are an integral part of the financial statements.

                                 i-TRACK, INC.
                       F/K/A AVL SYS INTERNATIONA, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF OPERATIONS
       FOR THE PERIOD MARCH 8, 1999 (INCEPTION) THROUGH DECEMBER 31, 1999





Revenue:                                                $            -
                                                        ---------------

Costs and expenses:
   General and administrative expenses                           3,029
                                                        ---------------
   Total costs and expenses                                      3,029
                                                        ---------------

Net (Loss)                                              $       (3,029)
                                                        ===============


Per share information: Basic and fully diluted

  Weighted average number of common
    shares outstanding                                      18,700,000
                                                        ===============

  Net (loss) per common share                           $        (0.00)
                                                        ===============


    The accompanying notes are an integral part of the financial statements.

                                  I-TRACK, INC.
                        F/K/A AVL SYS INTERNATIONAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                 STATEMENT OF CHANGES IN STOCKHOLDERS' (DEFICIT)
          FOR THE PERIOD MARCH 8, 1999 (INCEPTION) TO DECEMBER 31, 1999


                                                       Common Stock                 Deficit Accumulated
                                            ------------------------------------        During The               Total
                                             Number of                                  Development           Stockholders'
                                               Shares                Amount                Stage                (Deficit)
                                            ---------------     ----------------    --------------------     ----------------

March 8, 1999 (inception)                             -           $        -         $            -           $          -

Net (loss) for the period
  March 8 through December 31, 1999                   -                    -                 (3,029)                     -
                                            --------------       ---------------     -------------------      ---------------
December 31, 1999                                     -           $        -         $       (3,029)          $     (3,029)
                                            ==============       ===============     ===================      ===============





    The accompanying notes are an integral part of the financial statements.

                                 I-TRACK, INC.
                       F/K/A AVL SYS INTERNATIONAL, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                            STATEMENT OF CASH FLOWS
       FOR THE PERIOD MARCH 8, 1999 (INCEPTION) THROUGH DECEMBER 31, 1999



Cash flows from operating activities:
  Net (loss)                                                 $     (3,029)
  Adjustments to reconcile net (loss) to
  net cash used in operating activities:                                -
                                                             -------------
Net cash (used in) operating activities                            (3,029)
                                                             -------------


Cash flows from investing activities:
Net cash provided by investing activities                               -
                                                             -------------
Cash flows from financing activities:
  Proceeds from operating advance - related party                   3,500
                                                             -------------
Net cash provided by financing activities                           3,500
                                                             -------------

Net Increase in Cash                                                  471

Beginning Cash                                                          -
                                                             -------------
Ending Cash                                                  $        471
                                                             =============

Supplemental cash flow information:

Cash paid for: Income taxes                                  $          -
               Interest                                      $          -


    The accompanying notes are an integral part of the financial statements.

                                 I-TRACK, INC.
                       F/K/A AVL SYS INTERNATIONAL, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1999



Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

i-Track,  Inc.  (formerly  AVL  SYS  International,   Inc.),  "the  Company  was
incorporated under the laws of the state of Nevada on March 8, 1999.

Revenue Recognition

The Company recognizes revenue when its products are delivered or services are provided.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Financial Instruments

Fair value estimates discussed herein are based upon certain marke assumptions and pertinent information available to management as of December 31, 1999. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash and advances payable. Fair values were assumed to approximate carrying values for these financial instruments because they are short term in nature and their carrying amounts approximate fair values or they are receivable or payable on demand.

Long Lived Assets

The carrying value of long lived assets is reviewed on a regular basis for the existence of facts and circumstances that suggest impairment. To date, no such impairment has been indicated. Should there be an impairment in the future, the Company will measure the amount of the impairment based on the undiscounted expected futur cash flows from the impaired assets.

Net Income (Loss) per Common Share

The Company calculates net income (loss) per share as required by SFAS No. 128, "Earnings per Share." Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares outstandin for the period. Diluted earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares

                                 I-TRACK, INC.
                       F/K/A AVL SYS INTERNATIONAL, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1999




Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Net Income (Loss) per Common Share (continued)

and dilutive common stock equivalents outstanding.  During the periods presented
common  stock   equivalents  were  not  considered  as  their  effect  would  be anti-dilutive.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Segment Information

The Company follows SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information." Certain information is disclosed, per SFAS No. 131, based on the way management organizes financial information for making operating decisions and assessing performance. The Company currently operates in a single segment and will evaluate additional segment disclosure requirements as it expands its operations.

Income Taxes

The Company follows Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS No. 109") for recording the provision for income taxes. Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using th enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely tha not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than no to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

Recent Pronouncements

The  FASB  recently  issued   Statement  No  137,   "Accounting  for  Derivative
Instruments and Hedging Activities-Deferral of Effective Date of FASB Statement No. 133". The Statement defers for one year the effective date of FASB Note 1.

                                 I-TRACK, INC.
                       F/K/A AVL SYS INTERNATIONAL, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1999




SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Pronouncements (continued)


Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities". The rule now will apply to all fiscal quarters of all fiscal years beginning after June 15, 2000. In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is required to be adopted in years beginning after June 15, 1999. The Statement permits early adoption as of the beginning of any fisca quarter after its issuance. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will b immediately recognized in earnings. The Company has not yet determined if it will early adopt and what the effect of SFAS No. 133 will be on the earnings and financial position of the Company. During 1999, the Company did not participate in any hedging activities.



Note 2. STOCKHOLDERS' (DEFICIT)

The Company did not issued any common or preferred shares during the period presented.

On April 26, 2000 the Company issued 1,200,000 shares of common stock to its founders in exchange for services related to corporate organizational activities, valued at $1,200 which management believes is the fair value of the services provided.

During August and September 2000, the Company issued 15,000,000 shares of common stock to repay a $15,000 operating advance to a related party and 2,500,000 shares of common stock in exchange for a receivable in the amount of $2,500.

Since  the  common  shares   described   above  have  been  issued  for  nominal
consideration they have been considered outstanding for the historical period presented in the computation of earnings per share.

                                 I-TRACK, INC.
                       F/K/A AVL SYS INTERNATIONAL, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1999



Note 3. INCOME TAXES

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting for Income Taxes", which requires use of the liability method. FAS 109 provides that deferred tax assets and liabilities are recorde based on the differences between the tax bases of assets and liabilities and their carryin amounts for financial reporting purposes, referred to as temporary differences. Deferred tax assets and liabilities at the end of each period are determined using the currently enacted tax rates applied to taxable income in the periods in which the deferred tax assets and liabilities are expected to be settled or realized.

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before provision for income taxes. The sources and tax effects of the differences are as follows:

         Income tax provision at
         the federal statutory rate           34 %.
         Effect of operating losses          (34)%
                                             -----
                                               -
                                             =====

As of December 31, 1999, the Company has a net operating loss carryforward of approximately $3,000, which will be available to offset future taxable income. If not used, this carryforward will expire in 2019. The deferred tax asset relating to the operating loss carryforward has been fully reserved at December 31, 1999.


Note 4. RELATED PARTY TRANSACTIONS

During March 1999 an officer advanced the Company $3,500 for operating expenses. The advance does not bear interest and is due on demand.

Through December 31, 1999 the Company had no business operations other than the payment of legal fees and had no employees. In addition, it utilized minimal office space provided by a related entity on a rent free basis. No charges have been include in the accompanying financial statements for these items as the amounts would not be material.

                           [BACK COVER OF PROSPECTUS]



                      DEALER PROSPECTUS DELIVERY OBLIGATION



         Until _________, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS



ITEM 1.  INDEMNIFICATION OF DIRECTORS AND OFFICERS


         The General Corporation Law of the State of Nevada and the registrant's articles of incorporation permit the registrant to indemnify its officers and directors and certain other persons against expenses in defense of a suit to which they are parties by reason of such office, so long as the persons conducted themselves in good faith and the persons reasonably believed that their conduct was in the corporation's best interests, not opposed to the corporation's best interests, or unlawful. Indemnification is not permitted in connection with a proceeding by or in the right of the corporation in which the officer or director was adjudged liable to the corporation or in connection.



ITEM 2.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The expenses to be paid by the registrant in connection with the securities being registered are as follows:

      Securities and Exchange Commission filing fee...................$     396
      NASD filing fee.................................................      650
      Accounting fees and expenses....................................    5,000
      Blue sky fees and expenses......................................    5,000
      Legal fees and expenses.........................................   15,000
      Transfer agent fees and expenses................................    1,000
      Printing expenses...............................................    1,000
      Miscellaneous expenses..........................................    1,954
                                                                          -----

      Total...........................................................$  30,000
                                                                      =========

All amounts are estimates except the SEC filing fee and NASD filing fee


ITEM 3.  UNDERTAKINGS

(A)      The small business issuer will:

         (1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

                  (i) Include any prospectus required by section 10(a)(3) of the Securities Act;

                  (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                  (iii) Include any additional or changed material information on the plan of distribution.

         (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

         (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

 (B) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

         In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


ITEM 4.  UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR

Since its inception on March 8, 1999, the registrant has sold shares of its common stock, which sales were not registered under the Securities Act of 1933, as amended, as follows:

--------------------------------------------------------------------------------------------------------------------

                                        NUMBER OF      PRICE PER         DOLLAR                        REGISTRATION
PURCHASER                                 SHARES        SHARE ($)      AMOUNT ($)         DATE          EXEMPTION
---------                                 ------        ---------      ----------         ----          ---------
Barbara M. Castanon                       100,000         0.001           100         April 26, 2000       (1)
Peter W. Fisher                           750,000         0.001           750         April 26, 2000       (1)
Tyler Fisher                              250,000         0.001           250         April 26, 2000       (1)
Bernd Luwe                                100,000         0.001           100         April 26, 2000       (1)
AVL Information Systems Ltd.             15,000,000       0.001          15,000       August 2, 2000       (2)
Ching Shan Hong                           500,000         0.001           500         August 2, 2000       (2)
Peter Fisher                             1,250,000        0.001          1,250        August 2, 2000       (2)
Tyler Fisher                              500,000         0.001           500         August 2, 2000       (2)
Terry Ho                                  250,000         0.001           250         August 2, 2000       (2)
--------------------------------------------------------------------------------------------------------------------


    (1) Section 4(2) of the Securities Act of 1933, as amended. These shares bear a restrictive legend and were issued in exchange for services rendered. The services received as consideration for the shares of common stock included promoter services, investor relations, and development of the registrant's business plan.



    (2) Rule 504 of Regulation D promulgated under the Securities Act of 1933, as amended. These shares also bear a restrictive legend and were issued in exchange for cash. This was a private, non-public offering.


    With respect to the sales of securities above, no underwriting commissions or discounts were paid on these sales.


The following securities were sold by AVL Information Systems Ltd., an affiliated issuer, within one year prior to the registrant's filling of its Form SB-1:



     ------------------------------------------------------------------------------------------------------------
                                          NUMBER OF      PRICE PER         DOLLAR
     PURCHASER                            SHARES(1)     SHARE CDN($)    AMOUNT CDN($)            DATE
     ---------                            ---------     ------------    -------------            ----
     Peter Fisher                          1,150,000        0.10           115,000         February 22. 2000
     Parsh Patel                            150,000         0.10           15,000          February 22, 2000



                                      II-2



     Ronald Blitstein                       200,000         0.10           20,000          February 22, 2000
     Bill Kennedy                           100,000         0.10           10,000          February 22, 2000
     Valerie Cheer                          100,000         0.16           16,000            March 2, 2000
     Eelake Liau                            100,000         0.16           16,000            March 2, 2000
     Bernd Luwe                             200,000         0.50           100,000           March 15, 2000
     Trevor Burns                           200,000         0.50           100,000           March 15, 2000
     David Eisley                           100,000         0.50           50,000            March 15, 2000
     AB 551606 Ltd. c/o Albert Bergsma      50,000          0.16            8,000            March 21, 2000
     Sandra Ferguson                        60,000          0.16            9,600            March 23, 2000
     Richard Groome                         200,000         0.16           32,000            March 30, 2000
     Brad Looy                              400,000         0.10           40,000            April 7, 2000
     Robert Smith                           350,000         0.10           35,000            April 7, 2000
     Mary Luchie                            50,000          0.10            5,000            April 7, 2000
     Nathan Duckworth                       150,000         0.10           15,000            April 7, 2000
     Bradley R. Scharfe                     100,000         0.16           16,000            April 7, 2000
     Norman Campbell                        100,000         0.16           16,000            April 12, 2000
     Aquila Investments c/o Peter          1,500,000        0.25           375,000            May 15, 2000
              Fisher
     Peter Fisher                          2,000,000        0.25           500,000           June 12, 2000
     Renee J. Garnett                       50,000          0.16            8,000            June 20, 2000
     Tyler Fisher                           300,000         0.10           30,000            June 20, 2000
     Donald Standridge                      20,000          0.16            3,200            July 16, 2000
     Bernd Luwe                             125,000         0.25           31,250           November 9, 2000
     ------------------------------------------------------------------------------------------------------------

     (1) All shares were issued pursuant to exemptions from registration under the applicable Canadian securities laws.

ITEM 5.  INDEX TO EXHIBITS

-----------------------------------------------------------------------------------------------------------------------------
                                                                                                                 Sequential
  Exhibit No.                              Exhibit                                                              Page Number
-----------------------------------------------------------------------------------------------------------------------------
      1.1          Form of Selling Agent Agreement                                                                   50
-----------------------------------------------------------------------------------------------------------------------------
      2.1          Articles of Incorporation(1)                                                                      N/A
-----------------------------------------------------------------------------------------------------------------------------
      2.2          Bylaws(1)                                                                                         N/A
-----------------------------------------------------------------------------------------------------------------------------
      2.3          Certificate of Amendment of Articles of Incorporation(1)                                          N/A
-----------------------------------------------------------------------------------------------------------------------------
      4.1          Form of Subscription Agreement(1)                                                                 N/A
-----------------------------------------------------------------------------------------------------------------------------
      4.2          Form of Warrant(1)                                                                                N/A
-----------------------------------------------------------------------------------------------------------------------------
      4.3          Form of Warrant Agreement(1)                                                                      N/A
-----------------------------------------------------------------------------------------------------------------------------
      6.1          Promissory Note dated August 2, 2000, in the amount of $15,000, payable to Peter
                   Fisher(1)                                                                                         N/A
-----------------------------------------------------------------------------------------------------------------------------
      6.2          International Distribution Agreement dated January 7, 2001                                        54
-----------------------------------------------------------------------------------------------------------------------------
      10.1         Consent of Stark Tinter & Associates, LLC.                                                        70
-----------------------------------------------------------------------------------------------------------------------------
      10.2         Consent of Dill Dill Carr Stonbraker & Hutchings, P.C. (incorporated by reference
                   to exhibit 11.1)(1)                                                                               N/A
-----------------------------------------------------------------------------------------------------------------------------
      11.1         Opinion re legality(1)                                                                            N/A
-----------------------------------------------------------------------------------------------------------------------------

(1) Incorporated by reference to our Registration Statement on Form SB-1 filed on November 6, 2000, File No. 333-49388.

                                   SIGNATURES


         In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-1 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Sarnia, Province of Ontario, on January 17, 2001.


                                               i-Track, Inc.
                                               (Registrant)


                                          By:  /s/ Peter W. Fisher
                                             ---------------------------------
                                               Peter W. Fisher
                                               Chairman, Secretary, Treasurer
                                               and Director

         In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

SIGNATURE                                TITLE                       DATE

                              Chairman, Secretary, Treasurer
                            and Director (Principal Executive,
/s/Peter W. Fisher          Financial and Accounting Officer)   January 17, 2001
-------------------------                                       ----------------
Peter W. Fisher


/s/ Barbara M. Castanon         Director and President          January 17, 2001
-------------------------                                       ----------------
Barbara M. Castanon